UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*
Cross Country Healthcare, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
227483104
(CUSIP Number)
June 30, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227483104	Schedule 13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS
	Benefit Street Partners L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,690,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,690,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,690,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

* Based on 33,799,997 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014  in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 2,690,000 shares of Common Stock that are issuable to the BSP Funds (as defined below), as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS
	Providence Equity Capital Markets L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	831,127
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	831,127
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		831,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

* Based on 31,941,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014  in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 831,127 shares of Common Stock that are issuable to PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,521,127
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,521,127
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,521,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

* Based on 34,631,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014  in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 3,521,127 shares of Common Stock that  are issuable to the BSP Funds (as defined below) and PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Paul J. Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,521,127
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,521,127
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,521,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

* Based on 34,631,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014  in the Company’s Quarterly Report on Form10-Q for the quarterly period ended March 31, 2014, plus (ii) 3,521,127 shares of Common Stock that are issuable to the BSP Funds (as defined below) and PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Glenn M. Creamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,521,127
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,521,127
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,521,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

* Based on 34,631,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014  in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 3,521,127 shares of Common Stock that are issuable to the BSP Funds (as defined below) and PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Thomas J. Gahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,521,127
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,521,127
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,521,127
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

* Based on 34,631,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 3,521,127 shares of Common Stock that are issuable to the BSP Funds (as defined below) and PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA (as defined below)).

CUSIP No. 227483104	Schedule 13G	Page 8 of 12

ITEM 1(a) -	NAME OF ISSUER:
Cross Country Healthcare, Inc. (the “Company”).
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
ITEM 2(a) -	NAME OF PERSON FILING:

This Schedule 13G is filed by Benefit Street Partners L.L.C. (“BSP”), Providence Equity Capital Markets L.L.C. (“PECM”), Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Pursuant to the terms of the Convertible Note Purchase Agreement (the “CNPA”) entered into by and among the Company, the Providence Funds (as defined below) and certain other parties thereto, dated June 30, 2014, Providence Debt Fund III L.P., PECM Strategic Funding L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “Providence Funds”) acquired Senior Convertible Notes (the “Notes”) of the Company.  Each Note issued under the CNPA is convertible into common stock of the Company, par value $0.0001 (the “Common Stock”), on the terms set forth in the CNPA.  BSP is the investment manager of Providence Debt Fund III L.P. and Benefit Street Partners SMA LM L.P. (collectively, the “BSP Funds”).  PECM is the investment manager of PECM Strategic Funding L.P.  Messrs. Creamer, Gahan, Nelson and Salem collectively control each of BSP and PECM through their indirect ownership of membership interests of BSP and PECM.  As a result, each of Messrs. Creamer, Gahan, Nelson and Salem and BSP may be deemed to share beneficial ownership of the Notes held by the BSP Funds, and each of Messrs. Creamer, Gahan, Nelson and Salem and PECM may be deemed to share beneficial ownership of the Notes held by PECM Strategic Funding L.P.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group.  In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

ITEM 2(b) -
ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business address of BSP, PECM and Thomas J. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4700, New York, NY 10019.  The principal business address of Jonathan M. Nelson, Paul J. Salem and Glenn M. Creamer is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, RI 02903.

ITEM 2(c) -	CITIZENSHIP:

CUSIP No. 227483104	Schedule 13G	Page 9 of 12

Each of BSP and PECM is a limited liability company organized under the laws of the State of Delaware.  Each of Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan is a citizen of the United States.

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.0001 par value
ITEM 2(e) -	CUSIP NUMBER:
227483104
ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.
ITEM 4 -	OWNERSHIP:
The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.
ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable.
ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not Applicable.

CUSIP No. 227483104	Schedule 13G	Page 10 of 12

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

BSP may be deemed to beneficially own in the aggregate 2,690,000 shares of Common Stock, representing approximately 8.0% of the total 33,799,997 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 2,690,000 shares of Common Stock that  are issuable to the BSP Funds, as of July 10, 2014, by the Company under the CNPA), calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). PECM may be deemed to beneficially own in the aggregate 831,127 shares of Common Stock, representing approximately 2.6% of the total 31,941,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 831,127 shares of Common Stock that  are issuable to PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA), calculated in accordance with Rule 13d-3 under the Act.  Messrs. Creamer, Gahan, Nelson and Salem may be deemed to beneficially own in the aggregate 3,521,127 shares of Common Stock, representing approximately 10.2% of the total 34,631,124 shares of Common Stock outstanding (consisting of (i) 31,109,997 shares of Common Stock stated to be outstanding as of April 30, 2014 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, plus (ii) 3,521,127 shares of Common Stock that  are issuable to the BSP Funds and PECM Strategic Funding L.P., as of July 10, 2014, by the Company under the CNPA), calculated in accordance with Rule 13d-3 under the Act.  The Notes are convertible into a number of shares of Common Stock determined by dividing the value of the Notes to be so converted by the conversion price in effect at the time of such conversion.  As of July 10, 2014, the conversion price is $7.10, subject to adjustment from time to time in accordance with the terms of the CNPA.  The value for each Note is equal to the principal amount thereof plus accrued and unpaid interest thereon.  Interest accrues on the Notes at a rate of 8% per annum.  The Notes are convertible at the option of the holder of the security at any time prior to maturity and will be convertible at the option of the Company, subject to certain conditions, beginning on the third anniversary of the date of issuance, in each case at the then applicable conversion price.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable.
ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 227483104	Schedule 13G	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

By:	/s/ Glenn M. Creamer
Name	Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name	Thomas J. Gahan

CUSIP No. 227483104	Schedule 13G	Page 12 of 12

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the Notes or Common Stock of Cross Country Healthcare, Inc., and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to such statement on Schedule 13G.

Dated:  July 10, 2014

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

By:	/s/ Glenn M. Creamer
Name	Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name	Thomas J. Gahan